

Mail Stop 4631

August 2, 2016

Mr. Daniel J. Lefaivre
Chief Financial Officer
Stantec Inc.
10160-112 Street
Edmonton, Alberta
Canada T5K 2L6

      Re: Stantec Inc.
             Form 40-F for the Year Ended December 31, 2015
             Filed February 25, 2016
             File No. 1-32562

Dear Mr. Lefaivre:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis

1.   We note from your disclosures on page F-25 that gross trade receivables increased significantly year over year, including higher percentage increases in the 91-120 days and 121+ days aging categories. We also note that although gross trade receivables declined, there were no improvements in these aging categories as of March 31, 2016. Please tell us, and expand your MD&A disclosures in future filings to disclose and discuss, the underlying reasons for the deterioration in trade receivables aging. To the extent any known trends or uncertainties related to trade receivables may impact future liquidity or results of operations, please address the potential impacts in MD&A. Please specifically address if the deterioration in aging is related to projects where you are experiencing potential performance or collectability issues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction